

July 9, 2013

Via E-mail
Robert B. Lees
President and Chief Executive Officer
FONU2 Inc.
331 East Commercial Blvd.
Ft. Lauderdale, FL 33334

> **Re: FONU2 Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed January 17, 2013**
> **Response dated June 6, 2013**
> **File No. 0-49652**

Dear Mr. Lees:

We have reviewed your response dated June 6, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. The page numbers referenced in the headings to our comment are based on the EDGAR version of the filing.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 8. Financial Statements and Supplementary Data, page 12

Notes to Financial Statements, page 18

Summary of Significant Accounting Policies, page 18

Reverse-Merger Transaction, page 18

1. We reviewed your response to comment two in our letter dated May 30, 2013. Please tell us how you intend to correct the error in accounting for the acquisition of Cynus in future filings. In addition, please tell us in detail how you accounted for the acquisition. In doing

so, tell us how you accounted for the change in capital structure of Cynus and how the shares issued to Cynus shareholders are reflected in the statements of stockholders' equity. Also, please explain to us why the number of shares of common stock outstanding at September 30, 2012 is correct given the issuance of 53,411,262 common shares to the shareholders of Cynus, the 9,374,920 common shares held by Zaldiva shareholders and the issuance of 41,298,087 common shares to other parties during the nine months ended September 30, 2012.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief